EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the period covered by this report:

The U.S. Mine Safety and Health Administration (“MSHA”) assessed a civil penalty in the amount of $133 for a citation MSHA issued to our subsidiary, MOR PPM Inc. (“MOR PPM”) related to work MOR PPM performed at the Oregon Plant operated by Covia Solutions Inc. in Ogle, Illinois. MOR PPM has no other disclosures to report under section 1503 for its work at this mine for the period covered by this report.

MSHA also assessed a civil penalty in the amount of $133 for a citation MSHA issued to MOR PPM related to work MOR PPM performed at the Crane Plant operated by Covia Energy LLC in Crane, Texas. MOR PPM has no other disclosures to report under section 1503 for its work at this mine for the period covered by this report.